UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

IMAGO BIOSCIENCES, INC.

(Name of Subject Company — Issuer)

M-INSPIRE MERGER SUB, INC.,

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Kelly Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue

Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: III

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by M-Inspire Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), and Parent. The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Imago BioSciences, Inc., a Delaware corporation (“Imago”), at a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired at one minute following 11:59 p.m., Eastern time, on January 10, 2023 (such date and time, the “Expiration Time”). The Depositary has advised that, as of the Expiration Time, 31,307,028 Shares had been validly tendered and “received” (as defined in Section 251(h) of the DGCL) by the Depositary and not properly withdrawn pursuant to the Offer, representing approximately 89.2% of the Shares outstanding as of such time. Accordingly, the Minimum Condition has been satisfied. Merger Sub has accepted, and has stated that it will pay for such Shares as promptly as practicable after the Expiration Time in accordance with the terms of the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Merger Sub had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Imago. Accordingly, following completion of the Offer, Parent and Merger Sub effected the Merger in accordance with Section 251(h) of the DGCL in which Merger Sub merged with and into Imago, with Imago surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) were converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price, without interest and subject to deduction for any required tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on January 11, 2023, and will be delisted from Nasdaq and deregistered under the Exchange Act.

On January 11, 2023, Merck issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release announcing the expiration of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(B) to the Schedule TO and are incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Press release issued by Merck & Co., Inc., dated January 11, 2023.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

M-Inspire Merger Sub, Inc.

By:	/s/ Jon Filderman
Name: Jon Filderman
Title: Vice President

Merck Sharp & Dohme LLC

By:	/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Secretary

Date: January 11, 2023